                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 11 - K


[x] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended DECEMBER 31, 1998

                                       or

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from ____________ to_____________

Commission file number 1 - 5542


                     DEXTER CORPORATION 401(K) SAVINGS PLAN
                              (Full title of plan)

                               Dexter Corporation
                                 One Elm Street
                             Windsor Locks, CT 06096
           (Name of issuer of the securities held pursuant to the plan and address of its principal executive office)

REQUIRED INFORMATION

Dexter Corporation 401(K) Savings Plan ('Plan') is subject to the Employee Retirement Income Security Act of 1974 ('ERISA'). Therefore, attached hereto, in lieu of the requirements of Items 1 - 3 of Form 11 - K, are the financial statements and supplemental schedule of the Plan for the two fiscal years ended December 31, 1998 and 1997, which have been prepared in accordance with the financial reporting requirements of ERISA.


EXHIBIT

Designation     Description                               Method of Filing
-----------     -----------                               ----------------
Exhibit 23      Consent of PricewaterhouseCoopers LLP,    Filed with this report
                Independent Public Accountants

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, Dexter Corporation, the plan administrator of Dexter Corporation 401(K) Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                          DEXTER CORPORATION 401(K) SAVINGS PLAN


Date:  June 29, 1999                       /s/ Lawrence D. McClure
     ------------------------             --------------------------------------
                                          Lawrence D. McClure
                                          Dexter Corporation
                                          Plan Administrator

DEXTER CORPORATION
401(k) SAVINGS PLAN
FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997

DEXTER CORPORATION 401(k) SAVINGS PLAN
CONTENTS
DECEMBER 31, 1998
--------------------------------------------------------------------------------


                                                                          PAGE

Report of Independent Accountants                                          1


Financial Statements

    Statement of Net Assets Available for Benefits
        at December 31, 1998 and December 31, 1997                         2

    Statement of Changes in Net Assets Available for Benefits
        for the years ended December 31, 1998 and 1997                     3


Notes to Financial Statements                                              4


Supplemental Schedule
    Line 27E - Schedule of Nonexempt Transactions
        for the year ended December 31, 1998                              15

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Plan Administrator of
Dexter Corporation 401(k) Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Dexter Corporation 401(k) Savings Plan (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of nonexempt transactions for the year ended December 31, 1998 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP
------------------------------
    PricewaterhouseCoopers LLP


June 8, 1999
Springfield, Massachusetts

DEXTER CORPORATION 401(k) SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

                                                   1998            1997
Assets
   Investment in Master Trust at fair value     $59,866,782     $46,598,711
   Contributions receivable
     Employer                                        45,612         128,006
     Employee                                        11,483         274,911
                                                -----------     -----------

      Total assets                               59,923,877      47,001,628

Accrued administrative costs                             --          32,640
                                                -----------     -----------

Net assets available for benefits               $59,923,877     $46,968,988
                                                ===========     ===========


   The accompanying notes are an integral part of these financial statements.

DEXTER CORPORATION 401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

                                                                        1998             1997
Additions to net assets attributed to
   Contributions
     Employer                                                        $ 1,564,451     $  1,440,453
     Employee                                                          5,569,392        3,875,607
   Net appreciation of the master trusts                               9,580,747        7,905,419
   Transfers from merged plans                                                --          405,478
   Net transfers                                                              --              (14)
                                                                     -----------     ------------

                                                                      16,714,590       13,626,943
                                                                     -----------     ------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
   Benefits paid directly to participants or their beneficiaries       3,544,001        2,897,225
   Administrative expenses                                               215,700          206,797
                                                                     -----------     ------------

                                                                       3,759,701        3,104,022
                                                                     -----------     ------------

Net increase                                                          12,954,889       10,522,921

Net assets available for benefits, beginning of year                  46,968,988       36,446,067
                                                                     -----------     ------------

Net assets available for benefits, end of year                       $59,923,877     $ 46,968,988
                                                                     ===========     ============

   The accompanying notes are an integral part of these financial statements.

DEXTER CORPORATION 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

1.   DESCRIPTION OF PLAN AND NATURE OF OPERATIONS

     The following is a general description of the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     GENERAL
     The Plan is a defined contribution plan covering all eligible employees of the Dexter Adhesive and Coating Systems, the Dexter Electronic Materials, the Dexter Packaging Coatings, and the Dexter Magnetic Technologies businesses. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is intended to meet the requirements of Section 401(a), 401(k), and 501(a) of the Internal Revenue Code of 1986, as amended (the "Code"). The 401(k) Plan was amended and restated as of October 1, 1998 to rename the plan Dexter Corporation 401(k) Savings Plan (the "Plan"), to amend certain plan provisions and provide changes and additions to the investment options.

     PLAN ADMINISTRATOR
     Dexter Corporation (the "Company") is the administrator of the Plan. Among the responsibilities of the Company as the administrator are to calculate employer contributions, to determine financial hardship for participant withdrawals and to make such rules and regulations as it may deem necessary to carry out the provisions of the Plan. All administrative fees are paid from the assets of the Plan.

     ELIGIBILITY
     Each eligible employee becomes a participant in the Plan on the first day of the month following the first day of employment.

     CONTRIBUTIONS AND PARTICIPANT ACCOUNTS
     Participants may make on a pre-tax basis elective contributions to the Plan of 1% to 15% of the participant's salary. Such participant contributions are subject to certain requirements including Sections 402(g) and 415(d) of the Code.

     The Company makes contributions of 50% of the actual total pre-tax participant contributions in the plan year up to a maximum of 6% of the participant's salary. These contributions are made at least quarterly. Additionally, the Company may make discretionary contributions on behalf of all eligible participants of amounts in excess of 50% of participants' contributions.

     At any time, a participant may direct the Plan's trustee to invest in 1% increments the value of his or her account and/or future contributions in a Spartan U.S. Equity Index Fund, Managed Income Portfolio (MIP) II, Dexter Corporation Stock Fund, Small Cap Selector, Diversified International Fund, Puritan Fund, Equity-Income Fund, Blue Chip Growth Fund, Aggressive Growth Fund, and PIMCO Total Return Fund.

DEXTER CORPORATION 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

     VESTING
     Matching contributions and associated earnings vest according to the following schedule:

           YEARS OF PARTICIPATION                PERCENT VESTED

                     1                                 25%
                     2                                 50%
                     3                                 100%




     A year of participation equals four quarters of a participation year. One-quarter of a participation year is a calendar quarter of the plan year in which a pre-tax contribution is made.

     If the interest of the participant in the Company matching contributions account has not become fully vested under the above schedule, the account will become fully vested upon (a) attaining the age of 65 while employed by the Company, (b) death, (c) termination of employment due to disability, or
     (d) discontinuance of contributions by the company or termination of the Plan. If a participant separates from the Company before becoming fully vested, non-vested matching contributions will be forfeited. These forfeitures will first be used to pay administrative expenses and then will be applied toward Company matching contributions.

     Employee elective pre-tax contributions are immediately fully vested.

     PAYMENT OF BENEFITS
     Each participant is eligible to receive payment of his or her account no later than 60 days after the end of the later of the plan year in which the participant attains age 65 or the plan year in which the participant separates from service. There are also provisions for distributions upon a participant's early retirement, late retirement, termination of employment, death, or disability.

     All payments under the Plan are made in a single lump sum or in Company securities, or some combination of Company securities or cash. In the event that any portion of the participant's account is invested in Dexter stock, he or she may request payment in whole shares of stock (with any fractional shares paid in cash), in cash, or in some combination of shares of stock and cash.

     Daily the yield (interest, dividends and net realized and unrealized gains and losses) on investments is allocated to each participant's account in accordance with the ratio of the value of a participant's account to the value of the fund(s).

     WITHDRAWALS AND LOANS
     A participant may withdraw all or any portion of his or her vested account balance resulting only from his or her contributions exclusive of certain earnings on pre-tax contributions. Withdrawals are subject to a participant's proof of hardship due to an immediate and heavy financial need as further provided in the Plan. The determination of financial hardship and the amount withdrawn shall be made by the Plan Administrator in accordance with nondiscrimination standards applied uniformly to all participants similarly situated.

DEXTER CORPORATION 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

     Participants may also obtain loans from the Plan. A participant may have no more than two loans outstanding at any time. The total amount outstanding shall not exceed the lesser of 50% of the participant's vested interest in his or her account or $50,000. Interest is charged on the outstanding loan balance at a rate in accordance with the loan policy and subject to uniform and nondiscriminatory rules as established by the Plan Administrator.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     USE OF ESTIMATES
     The financial statements have been prepared on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amount of net assets available for benefits at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

     RISKS AND UNCERTAINTIES
     The plan provides for investment options in various funds of the Master Trust which hold any combination of stocks, bonds, fixed income, and other investment securities. Investment securities are exposed to interest rate, market, credit and other risks. Due to the uncertainty related to changes in these factors, it is at least reasonably possible that changes in the value of investments in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

     PAYMENT OF BENEFITS
     Benefits are recorded when paid.

     INVESTMENT VALUATION
     All assets are valued as of the last business day of the year according to the following methods:

     Fleet National Bank held certain combined assets of the Plan and other employee benefit plans of the Company in a Master Trust (the "Fleet Master Trust") through July 31, 1998. On August 1, 1998, the Fleet Master Trust assets for all defined contribution plans were transferred to a newly established Master Trust held by Fidelity Management Trust Company ("Fidelity Master Trust"). The allocable portion of the Plan's assets and related income of the master trusts are included in these financial statements.

     Approximately twenty-six percent of the assets of the Fidelity Master Trust are owned by the Plan at December 31, 1998 (approximately eighteen percent owned of the Fleet Master Trust at December 31, 1997). In addition to Fleet and Fidelity, other managers act as investment advisors for certain of the combined assets of the Trust.

     The investment in Master Trust consists of holdings in pooled funds and are valued at fair value as noted below for each type of investment. A unit value for each fund is determined by dividing the outstanding units into the fair value of the fund. The unit values are utilized to allocate investment income and the assets to an individual participant's account.

DEXTER CORPORATION 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

     At December 31, 1998, investments contained in mutual and pooled funds were valued according to the following methods:

         COMMON STOCKS
         If listed on a major exchange or traded over-the-counter, the Trust uses the closing price for that exchange. If the stock is traded on more than one exchange, the closing composite price is used.

         CORPORATE BONDS
         Corporate bonds are stated at values determined on the basis of matrix prices received from a third-party broker.

         GOVERNMENT SECURITIES
         The Trust accounting reflects dealer market value quotes at the last business day of the month.

         SHORT-TERM OBLIGATIONS
         Short-term instruments are valued at cost, which approximates fair value.

         GUARANTEED INVESTMENT CONTRACTS
         Fully benefit-responsive guaranteed investment contracts are valued at cost (contract value) plus accrued interest.

         PARTICIPANT LOANS
         Participant loans are stated at the unpaid principal balance.

         MUTUAL FUNDS
         The fund's net asset value per share is the value of a single share. Fidelity normally calculates the fund's net assets value per share as of the close of business of the New York Stock Exchange.

         MANAGED INCOME PORTFOLIO (MIP) II
         The value of each share is determined on a daily basis by subtracting total liabilities from the total value of the assets, including accrued income, and dividing the amount remaining by the number of units outstanding on each valuation date. Portfolio assets are valued at fair value as determined in good faith by Fidelity.

     OTHER
     The Fleet Master Trust recorded purchases and sales of securities on a settlement date basis. Gains or losses on sales of securities were based on average cost. Dividend income was recorded on the ex-dividend date. The Fidelity Master Trust values transactions daily on a trade date basis. Income from other investments is recorded as earned on the accrual basis.

     The net appreciation in the fair value of investments is presented in the statement of changes in net assets available for benefits under the caption "net appreciation of the master trusts". This amount includes the realized gains or losses, the unrealized appreciation or depreciation on those investments, and interest income earned.

DEXTER CORPORATION 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

3.   TAX STATUS

     The Internal Revenue Service has determined and informed the Company by a letter dated May 28, 1998 that the Plan, as amended through May 16, 1996, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since May 16, 1996. The Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.


4.   PLAN TERMINATION

     In the event of the termination or partial termination of the Plan or the permanent discontinuance of contributions, a distribution of one hundred percent of each participant's share will be made. Distribution may be made, as feasible, to another qualified plan or to an individual retirement account.

     The Company reserves the right by resolution of its Board of Directors to amend or modify the Plan at any time and for any reason, and also reserves the right by resolution to terminate the Plan at any time and for any reason. However, no such action shall permit any part of the assets of the fund to be used for, or diverted to, purposes other than for the exclusive benefit of participants, retired participants or beneficiaries, or to revert to the Company prior to satisfaction of all the liabilities under the Plan; nor shall such action, except to the extent required to permit the Plan to meet the requirements of the Internal Revenue Code or of any governmental authority, affect adversely, in any way, rights theretofore acquired by the participants.

DEXTER CORPORATION 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

5.   INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

     VALUATION
     The MIP II fund of the Fidelity Master Trust, in which the Plan participates, invests in five guaranteed investment contracts (GICs) with insurance companies in 1998 (five in the Fleet Master Trust Fixed Income Fund in 1997). Also included in the MIP II Blend fund is the SEI Stable Asset Fund which is a commingled fund consisting of GICs and other investments. These GICs and the SEI Stable Asset Fund are fully benefit-responsive and are included in the Fidelity Master Trust at contract value plus accrued interest. The fair values of the individual contracts have been determined based on market interest rates for interest rate swap agreements of comparable duration for the years ended December 31, 1998 and 1997 and are presented below:

                                                    1998
---------------------------------------------------------------------------------------------------------------------
                                                                                      CONTRACT VALUE
                                                       MATURITY     CREDITING            INCLUDING         FAIR
ISSUER                                                   DATE     INTEREST RATE      ACCRUED INTEREST      VALUE

John Hancock Mutual Life Insurance Company             12/15/99        7.50%          $   6,900,854     $ 7,037,358
John Hancock Mutual Life Insurance Company             6/15/99         8.25               3,432,078       3,473,941
Metropolitan Life Insurance Company                    6/15/01         6.70               3,316,202       3,316,203
New York Life Insurance and Annuity Corporation        12/15/99        6.35               5,654,207       5,750,004
SEI Stable Asset Fund                                  3/13/99         6.16              25,437,398      25,437,389
Fidelity IPL                                             N/A           5.62              16,514,080      16,514,080
                                                                                      -------------    ------------
      Total                                                                           $  61,254,819      61,528,975
                                                                                      =============    ============

                                                    1997
---------------------------------------------------------------------------------------------------------------------
                                                                                     CONTRACT VALUE
                                                       MATURITY     CREDITING           INCLUDING            FAIR
ISSUER                                                   DATE     INTEREST RATE      ACCRUED INTEREST        VALUE
John Hancock Mutual Life Insurance Company             12/15/99        7.50%          $   6,419,400     $  6,596,663
John Hancock Mutual Life Insurance Company             12/15/98        8.25               6,339,647        6,503,876
Metropolitan Life Insurance Company                    6/15/01         6.70               3,107,969        3,170,729
New York Life Insurance and Annuity Corporation        9/15/98         7.00               4,108,467        4,136,796
New York Life Insurance and Annuity Corporation        2/15/00         6.35               5,316,603        5,354,718
SEI Stable Asset Fund                                  Various       Various             24,627,703       24,505,061
                                                                                      -------------     ------------
      Total                                                                           $  49,919,789     $ 50,267,843
                                                                                      =============     ============

     CONCENTRATION OF CREDIT RISK
     Of the guaranteed investment contracts included in the MIP II fund, two (three in the fixed income fund in 1997), which were held with two individual insurance companies at December 31, 1998 and 1997, respectively, represent concentrations of credit risk. The total contract values held with each company are approximately $6.9 million, and $16.5 million, respectively ($6.4 million, $6.3 million and $5.3 million, respectively at December 31, 1997) and represent 11.1%, and 26.5%, respectively (12.7%, 12.5%, and 10.5%, respectively, at December 31, 1997), of the total fair value of the MIP II Fund (fixed income fund in 1997). The SEI Stable Asset Fund has a contract value, including accrued interest, of approximately $25.4 million ($24.6 million in 1997) and represents 40.8% (48.6% in 1997)
     of the total fair value of the MIP II fund.

DEXTER CORPORATION 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

6.   MASTER TRUST

     Investments and net appreciation of the master trusts for the Dexter Corporation Master Trusts and the Plan's allocable portion at December 31, 1998 and 1997 and for the years then ended, are as follows:

INVESTMENT IN FIDELITY MASTER TRUST                                    DECEMBER 31, 1998
                                          ---------------------------------------------------------------------------
                                                  FIDELITY MASTER TRUST         PLAN'S SHARE OF FIDELITY MASTER TRUST
                                          -----------------------------------  --------------------------------------
                                               FAIR VALUE           COST             FAIR VALUE             COST

Spartan U.S. Equity Index fund               $ 144,559,480     $ 136,435,450       $  35,924,800      $   33,833,056
MIP II                                          62,349,051        62,349,051          12,011,222          12,011,222
Dexter Corporation Stock fund                    2,224,784         1,907,087           1,594,356           1,330,947
Participant Loan fund                            4,374,338         4,374,338           2,998,258           2,998,258
Small Cap Selector                               5,525,948         5,353,926           2,779,150           2,690,161
Diversified International fund                   2,426,685         2,519,856           1,347,704           1,395,528
Puritan fund                                     1,539,278         1,451,542             324,394             305,959
Equity-Income fund                                 886,202           844,886              64,906              61,563
Blue Chip Growth fund                            5,502,563         4,769,996           1,593,539           1,355,939
Aggressive Growth fund                           2,179,539         1,908,378             809,999             702,361
PIMCO Total Return fund                          2,479,245         2,548,929             418,454             432,833
                                          -----------------  ----------------  ------------------ -------------------
                                             $ 234,047,113     $ 224,463,439       $  59,866,782      $   57,117,827
                                          =================  ================  ================== ===================

INVESTMENT IN FLEET MASTER TRUST                                          DECEMBER 31, 1997
                                          ---------------------------------------------------------------------------
                                                   FLEET MASTER TRUST            PLAN'S SHARE OF FLEET MASTER TRUST
                                          -----------------------------------  --------------------------------------
                                               FAIR VALUE           COST             FAIR VALUE             COST
Large/Mid Cap Equity fund                    $ 151,553,887     $ 109,123,219       $  27,856,588      $   20,057,556
Fixed Income fund                               50,692,638        50,692,638          11,025,462          11,025,462
Dexter Corporation Stock fund                    9,255,185         6,240,802           1,913,484           1,105,668
Participant Loan fund                            3,092,826         3,092,826           2,643,333           2,643,333
Money Market fund                                2,610,032         2,610,032             274,895             274,895
Pension Bond fund                               21,952,225        21,678,206
Pension Fixed fund                                   9,554             9,554
Permag Bond fund                                 7,238,653         7,154,946
Small Cap Equity fund                            4,849,734         4,699,045           2,060,077           1,996,067
International Equity fund                        6,567,574         6,993,935             824,872             878,422
                                          -----------------  ----------------  ------------------ -------------------

                                             $ 257,822,308     $ 212,295,203       $  46,598,711      $   37,981,403
                                          =================  ================  ================== ===================

DEXTER CORPORATION 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

6.   MASTER TRUST, CONTINUED

                                                                            NET APPRECIATION OF THE MASTER TRUSTS
                                                          --------------------------------------------------------------------------
                                                                                     FOR THE YEARS ENDED
                                                          --------------------------------------------------------------------------
                                                                        DECEMBER 31, 1998                    DECEMBER 31, 1997
                                                          --------------------------------------------  ----------------------------
                                                                                         PLAN'S SHARE                  PLAN'S SHARE
                                                          FLEET MASTER  FIDELITY MASTER       OF         FLEET MASTER    OF FLEET
                                                              TRUST         TRUST        MASTER TRUSTS       TRUST     MASTER TRUSTS
Spartan U.S. Equity Index fund/Large/Mid Cap Equity fund  $30,494,147   $  13,458,797    $  8,454,442   $ 34,850,215   $  6,135,785
MIP II/Fixed Income/Money Market fund/Permag Bond fund      2,439,406       1,794,340         776,644      4,244,875        716,886
Dexter Corporation Stock fund                              (2,565,897)        203,524        (582,031)     2,580,658        579,994
Participant Loan fund                                         160,191         156,919         237,128        222,688        192,953
Pension Bond fund                                           2,142,956                                      2,025,292
Pension Fixed fund                                                538                                            529
Small Cap Selector/Small Cap Equity fund                      267,638         (25,919)        146,212        595,134        238,589
Diversified International fund/International Equity fund      947,107         (92,647)        113,264       (122,117)        41,212
Puritan fund                                                                  155,327          24,974
Equity-Income fund                                                             68,932           5,396
Blue Chip Growth fund                                                         770,395         252,281
Aggressive Growth fund                                                        387,852         149,898
PIMCO Total Return fund                                                        15,179           2,539
                                                          -----------   -------------    ------------   ------------   ------------
                                                          $33,886,086   $  16,892,699    $  9,580,747   $ 44,397,274   $  7,905,419
                                                          ===========   =============    ============   ============   ============

     At December 31, 1998, 1,210 employees (1,137 in 1997) were participating in the Plan. Approximate participation by fund was:

                                                                            NUMBER OF PARTICIPANTS
                                                                   ------------------------------------------
                                                                   DECEMBER 31, 1998        DECEMBER 31, 1997
Spartan U.S. Equity Index fund/Large/Mid Cap Equity fund                 1,118                    1,004
MIP II/Fixed Income/Money Market fund                                     855                      860
Dexter Corporation Stock fund                                             449                      363
Participant Loan fund                                                     373                      357
Small Cap Selector/Small Cap Equity fund                                  389                      238
Diversified International fund/International Equity fund                  277                      183
Puritan fund                                                              56
Equity-Income fund                                                        50
Blue Chip Growth fund                                                     181
Aggressive Growth fund                                                    124
PIMCO Total Return fund                                                   43

DEXTER CORPORATION 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

7.   AMOUNTS ALLOCABLE TO EACH SEPARATE INVESTMENT FUND

     The changes in net assets available for benefits of the various funds for the year ended December 31, 1998 are as follows:

                                                   SPARTAN
                                                 U.S. EQUITY                                             DEXTER
                                                    INDEX                     PURITAN   PARTICIPANT   CORPORATION     SMALL CAP
                                                     FUND         MIP II       FUND      LOAN FUND     STOCK FUND   SELECTOR FUND
Additions to net assets attributed to
    Contributions
      Employer                                  $    896,126   $    397,037   $  1,467  $        --   $    43,472    $   138,143
      Employee                                     2,531,222      1,984,739      4,788      100,868       184,464        469,712
    Net appreciation of the Master Trusts          8,454,442        776,644     24,974      237,128      (582,031)       146,212
                                                ------------   ------------   --------  -----------   -----------    -----------
                                                  11,881,790      3,158,420     31,229      337,996      (354,095)       754,067

Deductions from net assets attributed to
    Benefits paid directly to participants
      or their beneficiaries                       1,954,644      1,295,671         --       91,030       104,603         45,687
    Administrative expenses                          132,391         23,770         --       44,729         8,853          3,622
                                                ------------   ------------   --------  -----------   -----------    -----------
                                                   2,087,035      1,319,441         --      135,759       113,456         49,309

Net transfers                                     (1,845,705)    (1,198,156)   293,253      299,441        10,395        (45,780)
                                                ------------   ------------   --------  -----------   -----------    -----------
Net addition (deduction)                           7,949,050        640,823    324,482      501,678      (457,156)       658,978

Net assets available for benefits,
    beginning of year                             28,103,560     11,424,859         --    2,585,997     1,921,153      2,089,744
                                                ------------   ------------   --------  -----------   -----------    -----------
Net assets available for benefits, end of year  $ 36,052,610   $ 12,065,682   $324,482  $ 3,087,675   $ 1,463,997    $ 2,748,722
                                                ============   ============   ========  ===========   ===========    ===========


                                                   DIVERSIFIED                 BLUE CHIP     AGGRESSIVE      PIMCO
                                                  INTERNATIONAL    EQUITY-      GROWTH         GROWTH        TOTAL
                                                      FUND       INCOME FUND     FUND           FUND       RETURN FUND     TOTAL
Additions to net assets attributed to
    Contributions
      Employer                                     $   71,928     $  1,676     $    9,198     $  3,463     $     1,941   $ 1,564,451
      Employee                                        223,053       11,756         38,737       14,223           5,830     5,569,392
    Net appreciation of the Master Trusts             113,264        5,396        252,281      149,898           2,539     9,580,747
                                                   ----------     --------     ----------     --------     -----------   -----------
                                                      408,245       18,828        300,216      167,584          10,310    16,714,590

Deductions from net assets attributed to
    Benefits paid directly to participants
      or their beneficiaries                           51,798           --            568           --              --     3,544,001
    Administrative expenses                             2,272           --             --           63              --       215,700
                                                   ----------     --------     ----------     --------     -----------   -----------
                                                       54,070           --            568           63              --     3,759,701

Net transfers                                          94,788       46,179      1,294,608      642,717         408,260            --
                                                   ----------     --------     ----------     --------     -----------   -----------
Net addition (deduction)                              448,963       65,007      1,594,256      810,238         418,570    12,954,889

Net assets available for benefits,
    beginning of year                                 843,675           --             --           --              --    46,968,988
                                                   ----------     --------     ----------     --------     -----------   -----------
Net assets available for benefits, end of year     $1,292,638     $ 65,007     $1,594,256     $810,238     $   418,570   $59,923,877
                                                   ==========     ========     ==========     ========     ===========   ===========

DEXTER CORPORATION 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

7.       AMOUNTS ALLOCABLE TO EACH SEPARATE INVESTMENT FUND, CONTINUED

     The changes in net assets available for benefits of the various funds for the year ended December 31, 1997 are as follows:

                                                         LARGE/                    THE DEXTER
                                                        MID CAP         FIXED      CORPORATION   PARTICIPANT     MONEY     SMALL CAP
                                                         EQUITY        INCOME         STOCK          LOAN        MARKET      EQUITY
                                                          FUND          FUND          FUND           FUND         FUND        FUND

Additions to net assets attributed to
   Contributions
     Employer                                          $   748,721   $   383,387   $   148,083                 $ 37,807   $   71,237
     Employee                                            2,285,378     1,011,986        70,642                   90,415      243,116
   Net appreciation of the Master Trust                  6,135,785       705,075       579,994       192,953     11,811      238,589
   Transfer from merged plans                              306,254        91,549         7,675
                                                       -----------   -----------   -----------    ----------   --------   ----------
                                                         9,476,138     2,191,997       806,394       192,953    140,033      552,942

Deductions from net assets attributed to
   Benefits paid
     Directly to participants or their beneficiaries     1,744,158       863,010       116,201       115,960     45,679        3,313
   Administrative expenses                                 175,513        19,145         2,537         6,250        339        1,961
                                                       -----------   -----------   -----------    ----------   --------   ----------

                                                         1,919,671       882,155       118,738       122,210     46,018        5,274

Net transfers from (to) affiliated plans and other        (677,748)     (586,456)     (301,584)      638,681     (4,570)     818,701
                                                       -----------   -----------   -----------    ----------   --------   ----------

Net addition                                             6,878,719       723,386       386,072       709,424     89,445    1,366,369

Net assets available for benefits, beginning of year    21,224,841    10,410,617     1,535,081     1,876,573    201,411      723,375
                                                       -----------   -----------   -----------    ----------   --------   ----------

Net assets available for benefits, end of year         $28,103,560   $11,134,003   $ 1,921,153    $2,585,997   $290,856   $2,089,744
                                                       ===========   ===========   ===========    ==========   ========   ==========


                                                          INTERNATIONAL
                                                             EQUITY
                                                              FUND        TOTAL

Additions to net assets attributed to
   Contributions
     Employer                                             $   51,218   $ 1,440,453
     Employee                                                 174,070    3,875,607
   Net appreciation of the Master Trust                        41,212    7,905,419
   Transfer from merged plans                                              405,478
                                                          -----------  -----------
                                                              266,500   13,626,957

Deductions from net assets attributed to
   Benefits paid
     Directly to participants or their beneficiaries            8,904    2,897,225
   Administrative expenses                                      1,052      206,797
                                                          -----------  -----------

                                                                9,956    3,104,022

Net transfers from (to) affiliated plans and other            112,962          (14)
                                                          -----------  -----------

Net addition                                                  369,506   10,522,921

Net assets available for benefits, beginning of year          474,169   36,446,067
                                                          -----------  -----------

Net assets available for benefits, end of year            $   843,675  $46,968,988
                                                          ===========  ===========

DEXTER CORPORATION 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

8.   RECLASSIFICATIONS

     Certain 1997 amounts have been reclassified to conform with the current year presentation.


9.   SUBSEQUENT EVENT

     On February 26, 1999, Dexter Corporation divested its Packaging Coatings Business. Participants with outstanding loans who were employees of this business were allowed a one-time option to rollover their account balance and outstanding loans to a plan administered by their new employer. All other former participants were treated as terminated participants as of March 1, 1999.

DEXTER CORPORATION 401(k) SAVINGS PLAN
LINE 27E - SCHEDULE OF NONEXEMPT TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                                               Expenses Incurred             Current
     Identity of    Relationship   Description of  Purchase  Selling  Lease     in Connection      Cost of   Value of       Net
   Party Involved     to Plan        Transaction    Price     Price   Rental   with Transaction     Asset     Asset     Gain (Loss)
Dexter Corporation  Administrator  Remittance of                                                   $22,406
                                     Employee
                                   Contributions

                                  Exhibit Index


Exhibit 23 - Consent of PricewaterhouseCoopers LLP, Independent Public
Accountants